


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH, D.C.
213
SECTION


06003917

SECU SION

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SEC FILE NUMBER
8- 66053

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFL Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 2750
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Burrus 212-209-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Burrus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFL Capital, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY M. KELLY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KE6101867
Qualified in Richmond County
Commission Expires November 17, 2007

Nancy M. Kelly
Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFL Capital, LLC

(A wholly owned subsidiary of Integrated Finance Limited)

Statement of Financial Condition

December 31, 2005

IFL Capital, LLC
Index
December 31, 2005

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
IFL Capital, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IFL Capital, LLC (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2006

IFL Capital, LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 2,749,502
Accounts receivable	1,018,085
Prepaid expenses and other assets	8,660
Total assets	$ 3,776,247
Liabilities and Member's Equity	
Accounts payable and other accrued expenses	$ 153,226
Due to IFL	75,387
Total liabilities	228,613
Member's equity	3,547,634
Total liabilities and member's equity	$ 3,776,247

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

IFL Capital, LLC ("IFL Capital" or the "Company") was formed on April 23, 2003 as a limited liability company in the state of Delaware. The Company commenced operations on December 9, 2003, when it successfully completed the broker-dealer registration process with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). IFL Capital is a wholly owned subsidiary of Integrated Finance Limited ("IFL"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash
The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents. Cash consists of cash in banks, which are primarily held at one financial institution where the cash on deposit at times may exceed federally insured limits.

Income Taxes
Income taxes are provided under the provisions of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*. As a single member LLC, the Company is treated as a division of its Parent for tax purposes. Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the Financial Statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not they will not be realized.

Use of Estimates
The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others* ("FIN 45") requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

3. Expense Sharing Agreement

On May 14, 2004, and as amended, the Company and IFL entered into an Amended and Restated Administrative Services and Expense Sharing Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company shall, on a monthly basis, reimburse IFL for salaries and related expenses of registered investment personnel as well as a proportional share of certain administrative and overhead costs paid on behalf of IFL Capital.

On February 25, 2005, the Company and IFL amended the Expense Sharing Agreement which permits the Firm to terminate its obligations, if required.

4. Income Taxes

The Company is treated as a disregarded entity for Federal Income Tax purposes. The results of the Company's operations are included in the U.S. Federal Income Tax return of IFL and are subject to state taxation in various jurisdictions.

At December 31, 2005, the Company had net deferred tax assets of approximately $2,083,000, primarily resulting from the future tax benefit of net operating loss carry forwards. The net operating losses which give rise to the deferred tax asset begin expiring in 2023. Such net deferred tax assets are fully offset by a valuation allowance due to the uncertainty as to their future realization due to the Company's limited operating history and its net losses since commencement of operations. The Company will re-evaluate the valuation allowance as future operations continue.

5. Member's Equity

For the year ended December 31, 2005, the Company received an aggregate of $1,000,000 in capital contributions from IFL and made capital distributions of $4,900,000 to IFL.

The Company made all required notifications to regulatory agencies regarding the distributions.

6. Net Capital Requirements

As a registered broker-dealer, IFL Capital is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, IFL Capital is required to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2005, IFL Capital had net capital of $2,520,889, which was $2,420,889 above its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.09 to 1 at December 31, 2005.

7. Subsequent Event

On February 3, 2006, the Company distributed $1,250,000 to IFL.